# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRP Inc., CIK 0001748797
CUSIP: 05577W200
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 726 Saint-Joseph Street, Valcourt, Quebec Canada (A8), J0E 2L0
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001768148

## Reporting persons
- 4338618 Canada Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 8,709,901; shared voting power 13,000,000; sole dispositive power 8,709,901; shared dispositive power 13,000,000; aggregate amount beneficially owned 21,709,901 (29.69% of the class)
  Comment: The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of December 31, 2025, the date of the most recent publicly available information, the Issuer had 34,819,204 Multiple Voting Shares outstanding and 38,303,785 Subordinate Voting Shares outstanding. The percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 73,122,989 outstanding Subordinate Voting Shares.
- Beaudier Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 13,000,000; shared voting power 8,709,901; sole dispositive power 13,000,000; shared dispositive power 8,709,901; aggregate amount beneficially owned 21,709,901 (29.69% of the class)
  Comment: The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of December 31, 2025, the date of the most recent publicly available information, the Issuer had 34,819,204 Multiple Voting Shares outstanding and 38,303,785 Subordinate Voting Shares outstanding. The percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 73,122,989 outstanding Subordinate Voting Shares.
- Laurent Beaudoin: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,709,901; sole dispositive power 0; shared dispositive power 21,709,901; aggregate amount beneficially owned 21,709,901 (29.69% of the class)
  Comment: The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of December 31, 2025, the date of the most recent publicly available information, the Issuer had 34,819,204 Multiple Voting Shares outstanding and 38,303,785 Subordinate Voting Shares outstanding. The percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 73,122,989 outstanding Subordinate Voting Shares.
- Claire Bombardier Beaudoin: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,709,901; sole dispositive power 0; shared dispositive power 21,709,901; aggregate amount beneficially owned 21,709,901 (29.69% of the class)
  Comment: The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of December 31, 2025, the date of the most recent publicly available information, the Issuer had 34,819,204 Multiple Voting Shares outstanding and 38,303,785 Subordinate Voting Shares outstanding. The percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 73,122,989 outstanding Subordinate Voting Shares.
- J.R. Andre Bombardier: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,709,901; sole dispositive power 0; shared dispositive power 21,709,901; aggregate amount beneficially owned 21,709,901 (29.69% of the class)
  Comment: The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of December 31, 2025, the date of the most recent publicly available information, the Issuer had 34,819,204 Multiple Voting Shares outstanding and 38,303,785 Subordinate Voting Shares outstanding. The percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 73,122,989 outstanding Subordinate Voting Shares.
- Huguette Bombardier Fontaine: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,709,901; sole dispositive power 0; shared dispositive power 21,709,901; aggregate amount beneficially owned 21,709,901 (29.96% of the class)
  Comment: The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of December 31, 2025, the date of the most recent publicly available information, the Issuer had 34,819,204 Multiple Voting Shares outstanding and 38,303,785 Subordinate Voting Shares outstanding. The percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 73,122,989 outstanding Subordinate Voting Shares.
- Janine Bombardier: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,709,901; sole dispositive power 0; shared dispositive power 21,709,901; aggregate amount beneficially owned 21,709,901 (29.69% of the class)
  Comment: The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of December 31, 2025, the date of the most recent publicly available information, the Issuer had 34,819,204 Multiple Voting Shares outstanding and 38,303,785 Subordinate Voting Shares outstanding. The percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 73,122,989 outstanding Subordinate Voting Shares.

## Item 1. Issuer
Name of issuer: BRP Inc.
Address of issuer's principal executive offices: 726 Saint-Joseph Street Valcourt, Quebec, J0E 2L0

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed jointly by Beaudier Inc., 4338618 Canada Inc., Laurent Beaudoin, Claire Bombardier Beaudoin, J.R. Andre Bombardier, Huguette Bombardier Fontaine and Janine Bombardier.

Prior versions of this Schedule 13G/A also included Multiple Voting Shares owned by Beaudier Holdings LP, however effective March 31, 2026, Beaudier Holdings LP was liquidated into Beaudier Inc. such that the 800,000 Multiple Voting Shares previously owned by Beaudier Holdings LP are now included in Beaudier Inc.'s ownership totals.
Address of principal business office or, if none, residence:
Beaudier Inc.
4300-1000 De La Gauchetiere Street West
Montreal, Quebec Canada, H3B 4W5

4338618 Canada Inc.
1535-800 Rene-Levesque Blvd. West
Montreal, Quebec, Canada, H3B 1X9

Laurent Beaudoin
Beaudier Inc.
4300-1000 De La Gauchetiere Street West
Montreal, Quebec, Canada, H3B 4W5
Attention : Laurent Beaudoin, President

Claire Bombardier Beaudoin
Beaudier Inc.
4300-1000 De La Gauchetiere Street West
Montreal, Quebec, Canada, H3B 4W5
Attention : Claire Bombardier Beaudoin, Vice-president

J.R. Andre Bombardier
4338618 Canada Inc.
1535-800 Rene-Levesque Blvd. West
Montreal, Quebec, Canada, H3B 1X9
Attention : J.R. Andre Bombardier, President

Huguette Bombardier Fontaine
Fonds Achbee Inc.
1130-1130 Sherbrooke Street West
Montreal Quebec, Canada, H3A 2M8
Attention: Huguette Bombardier Fontaine, President

Janine Bombardier
Jadier Inc.
1603-1115 Sherbrooke Street West
Montreal, Quebec, Canada, H3A 1H3
Attention : Janine Bombardier, President
Citizenship: See Item 4 of the cover pages attached hereto for each person filing.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover pages attached hereto for each person filing. For all calculations, the amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of December 31, 2025, the date of the most recent publicly available information, the Issuer had 34,819,204 Multiple Voting Shares outstanding and 38,303,785 Subordinate Voting Shares outstanding.
Percent of class: See Item 11 of the cover pages attached hereto for each person filing. For all calculations, the percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 73,122,989 outstanding Subordinate Voting Shares.
Sole power to vote or to direct the vote: See Item 5 of the cover pages attached hereto for each person filing.
Shared power to vote or to direct the vote: See Item 6 of the cover pages attached hereto for each person filing.
Sole power to dispose or to direct the disposition: See Item 7 of the cover pages attached hereto for each person filing.
Shared power to dispose or to direct the disposition: See Item 8 of the cover pages attached hereto for each person filing.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various individuals beyond the reporting persons identified in this Schedule 13G/A may have the right to receive dividends received by Beaudier Inc. or 4338618 Canada Inc. from the Issuer, or the proceeds from the sale of the Issuer's securities held by Beaudier Inc. or 4338618 Canada Inc. None of such interests relate to more than 5% of the class of Subordinate Voting Shares of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
See attached Exhibit A.

Prior versions of this Schedule 13G/A also included Multiple Voting Shares owned by Beaudier Holdings LP, however effective March 31, 2026, Beaudier Holdings LP was liquidated into Beaudier Inc. such that the 800,000 Multiple Voting Shares previously owned by Beaudier Holdings LP are now included in Beaudier Inc.'s ownership totals. As a result, Beaudier Holdings LP is no longer a member of the group filing this Schedule 13G/A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A

Beaudier Inc.
4338618 Canada Inc.
Laurent Beaudoin
Claire Bombardier Beaudoin
J.R. Andre Bombardier
Huguette Bombardier Fontaine
Janine Bombardier

## Signatures
- 4338618 Canada Inc.: /s/ J.R. Andre Bombardier, J.R. Andre Bombardier, President (05/15/2026)
- Beaudier Inc.: /s/ Laurent Beaudoin, Laurent Beaudoin, President (05/15/2026)
- Laurent Beaudoin: /s/ Laurent Beaudoin, Laurent Beaudoin (05/15/2026)
- Claire Bombardier Beaudoin: /s/ Claire Bombardier Beaudoin, Claire Bombardier Beaudoin (05/15/2026)
- J.R. Andre Bombardier: /s/ J.R. Andre Bombardier, J.R. Andre Bombardier (05/15/2026)
- Huguette Bombardier Fontaine: /s/ Huguette Bombardier Fontaine, Huguette Bombardier Fontaine (05/15/2026)
- Janine Bombardier: /s/ Janine Bombardier, Janine Bombardier (05/15/2026)